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ANNUAL AUDITED REPORT
~~FORM X-17A-5/A~~
PART III

SEC Mail Processing Section

JUN 11 2018

Washington DC 408

SEC FILE NUMBER
8- 52511

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4-01-17 (MM/DD/YY) AND ENDING 3-31-18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LETSGOTRADE INC DBA CHOICETRADE

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

151 SAN FRANCISCO ST. - SUITE 200
(No. and Street)

SAN JUAN (City) PUERTO RICO (State) 00901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RONALD BUCKNER 732-214-2645
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CARBONELL + Co, LLP
(Name – *if individual, state last, first, middle name*)

URB, SAN FRANCISCO TULIPAN ST. 1654 (Address) SAN JUAN (City) PR (State) 00927 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald Buckner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LetsGoTrade, Inc. DBA ChoiceTrade, as of June 7, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

SWARNA RACHABATTUNI
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES JULY 9, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LetsGoTrade, Inc
STATEMENTS OF FINANCIAL CONDITION
AS OF MARCH 31

	2018	2017
ASSETS		
Current Assets:		
Cash	$19,494	$28,936
Clearing Firm Accounts	101,823	121,613
Other Receivables	7,626	17,904
Prepaid Expenses (Note 3)	12,294	11,535
Other Current Assets (Note 9)	41,724	32,791
Total Current Assets	182,961	212,779
Property and Equipment,		
Net of Accumulated Depreciation of $81,011 in 2018 and 2017 (Note 1,4)	-	-
Total Property and Equipment	-	-
Other Assets:		
Security Deposits (Note 5)	5,745	5,745
Total Other Assets	5,745	5,745
TOTAL ASSETS	$188,706	$218,524
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable (Note 9)	$43,737	$59,859
Accrued Expenses	16,026	40,129
Total Current Liabilities	59,763	99,988
Stockholders' Equity:		
Common Stock (Note 7,9,11)	1,000	1,000
Preferred Stock (Note 11)	1	1
Additional Paid - in Capital	146,453	146,453
Accumulated Deficit	(18,511)	(28,918)
Total Stockholders' Equity	128,943	118,536
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$188,706	$218,524

The Notes to Financial Statements are an integral part of these statements.

LetsGoTrade, Inc
STATEMENTS OF FINANCIAL CONDITION
AS OF MARCH 31

	2018	2017
ASSETS		
Current Assets:		
Cash	$19,494	$28,936
Clearing Firm Accounts	101,823	121,613
Other Receivables	7,626	17,904
Prepaid Expenses (Note 3)	12,294	11,535
Other Current Assets (Note 9)	41,724	32,791
Total Current Assets	182,961	212,779
Property and Equipment,		
Net of Accumulated Depreciation of $81,011 in 2018 and 2017 (Note 1,4)	-	-
Total Property and Equipment	-	-
Other Assets:		
Security Deposits (Note 5)	5,745	5,745
Total Other Assets	5,745	5,745
TOTAL ASSETS	$188,706	$218,524
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable (Note 9)	$43,737	$59,859
Accrued Expenses	16,026	40,129
Total Current Liabilities	59,763	99,988
Stockholders' Equity:		
Common Stock (Note 7,9,11)	1,000	1,000
Preferred Stock (Note 11)	1	1
Additional Paid - in Capital	146,453	146,453
Accumulated Deficit	(18,511)	(28,918)
Total Stockholders' Equity	128,943	118,536
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$188,706	$218,524

The Notes to Financial Statements are an integral part of these statements.